Exhibits. Item 77 CO

RMR

A special meeting of the shareholders of RMR Real Estate Fund (the "Fund") was held on June 4, 2009 for shareholders to consider the reorganization of the Fund with RMR Real Estate Income Fund. The results of the special meeting of shareholders of the Fund were:


Shareholders   Votes For
   Votes withheld
   Votes abstained


Common
      3,494,283.83
    400,213.52
        95,336.42

Preferred
         380.00
         -
                -